February 1, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xponential Fitness, Inc. Registration Statement on Form S-3 Registration No. 333-269336

Acceleration Request
Requested Date: February 3, 2023 Requested Time: 4:00 P.M. Eastern Time, or as soon as thereafter as practicable

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Xponential Fitness, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-269336) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or at such later time as the Company or its counsel, Davis Polk & Wardwell LLP, may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Alan F. Denenberg at (650) 752-2004.

Please direct any questions or comments regarding this acceleration request to Alan F. Denenberg at (650) 752-2004.

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Very truly yours, Xponential Fitness, Inc.

By:	/s/ Anthony Geisler
	Name:	Anthony Geisler
	Title:	Chief Executive Officer

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